1 GLOBAL BLUE RELEASES THE MONTHLY TAX FREE SHOPPING BUSINESS UPDATE FOR NOVEMBER 2023 Signy, Switzerland, December 7, 2023 New data from Global Blue reveals that the global dynamic recovery for Tax Free Shopping has remained stable across Continental Europe, with a continued acceleration in Asia Pacific. Globally, issued Sales in Store like-for-like recovery reached 127%1 in November versus 123%1 in October and Q3 ’23. A solid recovery in Continental Europe In Continental Europe, the recovery remains solid reaching 118%1 in November vs. 115%1 in October and 119%1 in Q3 ’23, despite the events in Palestine. This solid performance is mainly due to an increase in Gulf Cooperation Council and Mainland Chinese shopper activity. Excluding Mainland Chinese and Russian shoppers, the recovery in November would have reached 150%1 vs. 154%1 in October and 157%1 in Q3 ‘23. Regarding origin markets, Gulf Cooperation Council shoppers have maintained a strong level of recovery, benefitting from Saudi Arabian shoppers’ half-term school vacation effect. The recovery reached 257%1 in November vs. 241%1 in October and 200%1 in Q3 ’23. Conversely, the recovery for US residents has slightly softened, reaching 235%1 in November vs. 260%1 in October and 258%1 in Q3 ‘23. In terms of destination markets, November has maintained a stable recovery across most destinations with Switzerland at 144%1, France at 139%1, Spain at 137%1, Greece at 135%1, and Italy at 123%1. Asia Pacific recovery continues to propel In Asia Pacific, the recovery rate continues to accelerate, reaching 152%1 in November vs. 147%1 in October and 134%1 in Q3 ‘23. While Mainland Chinese shopper recovery remains stable, other Asian nationalities have driven this acceleration. When excluding Mainland Chinese shoppers (who represented 55% of Sales in Store in the region in 2019), the recovery would have reached 202%1 in November vs. 189%1 in October and 169%1 in Q3 ‘23. In terms of origin markets, residents from Hong Kong and Taiwan and North East Asia continue to drive the strong recovery in Asia Pacific. The recovery for Hong Kong and Taiwan travelers remains significantly high, reaching 554%1 in November, in line with October and

vs. 448%[1] in Q3 '23. Following closely behind are North East Asia travelers, with a recovery rate of 336%[1] in November vs. 276%[1] in October and 203%[1] in Q3 '23. Mainland Chinese shoppers have also remained strong, with a recovery rate reaching 102%[1] in November vs.109%[1] in October and 105%[1] in Q3 '23.

When examining **destination markets**, Japan continues to progress in Asia Pacific, reaching 220%[1] in November, followed by South Korea at 114%[1].

Worldwide recovery of Mainland Chinese shoppers

In November, the worldwide Sales in Store like-for-like recovery of Mainland China shoppers reached 82%[1] in November vs. 74%[1] in October and 54%[1] in Q2'23.

In **Asia Pacific**, the pace of the recovery has slightly slowed down, reaching 102%[1] in November vs. 109%[1] in October and 105%[1] in Q3 '23. This was driven by a continued low return of Chinese shoppers (42%), mainly due to limited air capacity recovery to Japan (42%[2]), which was, however, compensated by a significant increase in the average spend per shopper (143%[3]) vs. 2019.

In **Continental Europe**, while the recovery remains constrained due to the lead time required for visa issuance and the absence of group travel, the Sales in Store like-for-like recovery of Mainland China shoppers has accelerated, reaching 65%[1] in November vs. 52%[1] in October vs. 45%[1] in Q3 '23.

This performance was driven by an acceleration in both the return of Chinese shoppers (44%), and in air capacity recovery (71%[2]) and an increase in average spend per shopper 48%[3].

APPENDIX

YTD Data

Issued SIS L/L recovery[1] (in % of 2019)	November 2023	October 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Continental Europe	118%	115%	119%	121%	109%	104%	101%
Asia Pacific	152%	147%	134%	111%	87%	80%	51%
TOTAL	127%	123%	123%	118%	101%	97%	89%

[1] *Recovery rate is equal to 2023 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates).*

[2] *Air capacity: ForwardKeys data platform – November 2023*

[3] *Mainland Chinese shoppers increase of average spend per international shopper versus 2019*

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Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia includes: Japan, South Korea

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ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.
- **Payment services:** Providing a full suite of foreign exchange and Payment technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit https://www.globalblue.com/about-us/media

Global Blue Monthly Speaker Notes Data, November 2023, Source: Global Blue

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